

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Philip Gay
Chief Executive Officer
Diego Pellicer Worldwide, Inc.
6800 Owensmouth Avenue
Suite 350
Los Angeles, CA 91303

> **Re:**   **Diego Pellicer Worldwide, Inc.**
> **Form 8-K**
> **Filed March 19, 2015**
> **File No. 333-189731**

Dear Mr. Gay:

We issued comments to you on the above captioned filing on April 15, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 24, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director